SN Strategies Corp.
1077 Balboa Avenue
Laguna Beach, CA 92651
Telephone (714) 651-8000

April 28, 2010

Via Edgar Transmission

Securities and Exchange Commission
Division of Corporate Finance
Washington, DC 20549

Attn: Stephani Bouvet

Re:              SN Strategies Corp.
Post-Effective Amendment No. 1 to
Registration Statement on Form S-1
Filed April 16, 2010
File No. 333-144888

Dear Ms. Bouvet:

SN Strategies Corp. (“Company”) respectfully requests that the Securities and Exchange Commission (“Commission”) grant effectiveness as of 4:00 P.M., Eastern Time, May 3, 2010, or as soon as practicable thereafter, to its Post-Effective Amendment No. 1 to Registration Statement on Form S-1 filed with the Commission on April 16, 2010.

The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing  effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

SN Strategies Corp.

By:          /s/ Michael Hawks
Michael Hawks
Its:           President